UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
LDK Solar Announces Filing of Shelf Registration Statement and
Proposed Follow-on Public Offering of American Depositary Shares
     XINYU CITY, China and SUNNYVALE, Calif., September 19th, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a manufacturer of multicrystalline solar wafers, announced today that it filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission providing for the offering on a delayed or continuous basis of equity and debt securities. In addition, LDK Solar filed a preliminary prospectus supplement with the Securities and Exchange Commission for a proposed follow-on public offering of American depositary shares (“ADSs”), each representing one ordinary share. LDK expects the offering size to be approximately US$150 million. The ADSs to be sold in the offering are listed on the New York Stock Exchange.
     LDK Solar expects to use approximately 60% of its net proceeds to fund the construction of its polysilicon manufacturing plant, approximately 30% to fund the capacity expansion of its wafer production facilities and 10% to fund other general corporate activities.
     UBS AG and Goldman Sachs (Asia) L.L.C. are acting as joint bookrunners for the offering. LDK Solar’s F-3 registration statement and preliminary prospectus supplement are available from the SEC website at: www.sec.gov.
     A copy of the prospectus relating to the offering may be obtained by contacting: UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department (888-827-7275, ext. 3884). This press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
About LDK Solar
     LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
     This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
     LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: September 19, 2008

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